Exhibit 99.1

BRAINSWAY LTD.

19 Hartum Street, Bynet Building, 3rd Floor

Har HaHotzvim, Jerusalem 9777518

Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 25, 2019

The Special General Meeting of Shareholders of Brainsway Ltd. (the “Company”), will be held at the offices of the Company, 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel on November 25, 2019 at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.	To approve the engagement by the Company of Dr. David Zacut, the Company's Chairman of the Board of Directors, as the Company's interim Chief Executive Officer for a term of up to one year, and the increase of the capacity of his consultancy to the Company accordingly;

2.	To approve an amendment to the Company's Articles of Association relating to the office of directors appointed by the Board of Directors of the Company;

3.	To approve an amendment to the Company's Articles of Association to change the shareholders' majority required for amending articles relating to the Board of Directors of the Company and for removing a director from his/her position; and

4.	To approve the Brainsway Ltd. Amended and Restated 2019 Share Incentive Plan.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.04 per share (the “Ordinary Shares”), and holders of record of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on October 17, 2019 shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares or ADSs (as applicable) be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Friday, November 22, 2019, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Friday, November 22, 2019, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date (as defined below), which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting (i.e., 9:00 a.m. Israel time on November 25, 2019). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Company Secretary, at 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, by no later than November 14, 2019. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law 1999, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day as the day of the scheduled General Meeting, in the following week, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company's registered office on 19 Hartum Street, Bynet Building, 3rd Fl, Har HaHotzvim, Jerusalem, Israel, Tel: (+972-2) 582-4030, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website http://www.brainsway.com, the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors,

Dr. David Zacut
Chairman of the Board of Directors

Tel-Aviv, Israel

October 11, 2019

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